UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-28980

Royal Standard Minerals Inc.
(Translation of registrant's name into English)

36 Toronto Street
Suite 1000
Toronto, Ontario
M6C 2C5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the Period Ended July 31, 2013

99.2	Management's Discussion and Analysis for the Period Ended July 31, 2013

99.3	CEO Certification

99.4	CFO Certification

99.5	Condensed Interim Consolidated Financial Statements for the Period Ended October 31, 2013

99.6	Management's Discussion and Analysis for the Period Ended October 31, 2013

99.7	CEO Certification

99.8	CFO Certification

99.9	Amendment to Shareholder Rights Plan Agreement

99.10	News Release dated January 17, 2014

99.11	Material Change Report dated January 17, 2014

99.12	Early Warning Report - C. Marrelli Services Limited

99.13	Early Warning Report - George Duguay

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL STANDARD MINERALS INC.
(Registrant)

Date: February 3, 2014	By:	/s/ Daniel Crandall

Daniel Crandall
	Title:	Chief Financial Officer